

July 17, 2013

<u>Via E-mail</u>
James A. Graf
Chief Financial Officer
Silver Eagle Acquisition Corp.
1450 2nd Street, Suite 247
Santa Monica, California 90401

>   **Re:** **Silver Eagle Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 11, 2013**
>   **File No. 333-189498**

Dear Mr. Graf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the "Our Management Team" section starting on page 1. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

2.   We note your response to comment 7 of our comment letter dated July 9, 2013 and the related revisions throughout your registration statement. Please ensure that you consistently indicate throughout the registration statement that, of the proceeds of the offering and the sale of private placement warrants, $250 million will be held in the trust

account and that $6,750,000, or $7,500,000 if the underwriter's over-allotment option is exercised, will remain outside of the trust and will be used to pay the expenses of the offering. For example only, we note that on the cover page, you state: "Of the proceeds we receive from this offering and the sale of the private placement warrants … $250.0 million … will be deposited into a trust account." On page 54, you refer to the "net proceeds of this offering together with the funds [you] receive from the sale of the private placement warrants (all of which will be deposited into the trust account)." Further, on page 88, you indicate that "[a]pproximately $250,000,000, which includes the net proceeds of the offering and $6,750,000 of net proceeds from the sale of the private placement warrants . . . " will be held in escrow. Please revise your disclosure as appropriate or advise.

3. Please revise your disclosure regarding the exercise of warrants so that it is consistent throughout your registration statement or advise. For example only, we note on page 8 that you disclose that only an even number of warrants can be exercised at any given time. However, on page 116, you include disclosure regarding the circumstance where, "upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share."

4. We note that you may purchase shares from stockholders in privately negotiated transactions from funds released from the trust account upon completion of your initial business combination. Please add a section to discuss how you will determine which shares to purchase in these transactions and explain why these shareholders would receive a premium, as discussed on page 28. Further, please advise how these transactions are distinct from redeeming shares from shareholders that elect redemption.

Summary, page 1

Founder Shares, page 10

5. We note your response to comment 3 of our comment letter dated July 9, 2013. Please revise your disclosure to clarify how it was determined that 10,000,000 founder shares were worth $25,000.

6. We note your disclosure indicates that, on July 10, 2013, your sponsor and Mr. Miller transferred an aggregate of 70,000 founder shares to James M. McNamara and Ernest Del. Please revise your disclosure to clarify the amount of shares transferred by and the amount of shares purchased by each party. In addition, please disclose the consideration that each of Mr. McNamara and Mr. Del paid in exchange for these shares. Please disclose the exemption relied upon for the transfer. Please make similar revisions to your disclosure in your related party transaction section and to Item 15 in Part II.

7.   We note your disclosure that 937,500 shares will be subject to forfeiture by your initial stockholders depending on the extent to which the underwriters' over-allotment option is exercised. Please revise your disclosure to explain whether any of the founder shares held by Mr. McNamara and Mr. Del are subject to forfeiture, and if so, please disclose the number of shares held by each holder of founder shares that are subject to forfeiture. We also note that the initial stockholders will forfeit their founder earnout shares on a pro rata basis according to the percentage of founder earnout shares held by such initial stockholder. Please revise your disclosure to indicate that number of founder earnout shares that are owned by each of your initial stockholders.

Proceeds to be held in trust account, page 13

8.   We note your response to comment 8 of our comment letter dated July 9, 2013. We note your disclosure in your response and in this section that you may withdraw interest to pay taxes. However, you also state that your amended and restated certificate of incorporation "provides that none of the funds held in the trust account (including the interest earned on the funds held in the account) will be released" until you have completed the business combination or redeemed all of the shares if you cannot complete the business combination. Please revise your disclosure, as appropriate, to address this discrepancy. Additionally, please revise your disclosure to clarify that the interest you expect to receive on the amount held in trust will not be sufficient to cover your anticipated taxes, and therefore, the value per share held in trust will be reduced below $10.

Capitalization, page 61

9.   We note you disclose in the common stock row of your table that you have "7,187,500 shares issued and outstanding" and that you have "31,250,000 shares issued and outstanding, as adjusted." Please revise your disclosure to clarify what these amounts represent.

Related Party Transactions, page 66

10.   We note your response to comment 11 of our comment letter dated July 9, 2013. We note that your disclosure on page 66 indicates that "Mr. Miller and Mr. McNamara previously served as independent directors of Global Eagle Acquisition, a company founded by your sponsor." We also note your disclosure on page 1 that "Mssrs. Sloan, Sagansky and Graf founded Global Eagle Acquisition Corp." Please revise your disclosure on page 66 to clarify that Global Eagle Acquisition was also founded by Mr. Sloan, Mr. Sagansky and Mr. Graf or advise.

Facilities, page 92

11.	We note your response to comment 12 of our comment letter dated July 9, 2013. We also note your disclosure on page 66 that you will reimburse your sponsor "for office space, secretarial and administrative services provided to members of [y]our management team . . . in any amount not to exceed $10,000 per month in the event such space and/or services are utilized." Please revise your disclosure on page 92 to explain whether the office space leased is the same space as that provided by your sponsor or whether this is additional space.

Conflicts of Interest, page 99

12.	We note your tabular disclosure regarding the entities to which your executive officers and directors currently have fiduciary duties. Please ensure that this disclosure is complete and consistent with the biographies of your management that you have disclosed beginning on page 94. For example only, we note that, according to the biographies, both Mr. Sagansky and Mr. Graf have existing relationships with Global Eagle Entertainment Inc. and Mr. McNamara has an existing relationship with both Cinelatino, Inc. and Pantelion Films.

Principal Stockholders, page 103

13.	Please revise the table to reflect that Global Eagle Acquisition LLC owns the shares and that Messrs. Sloan and Sagansky share voting and dispositive control over the shares held by the sponsor, instead of listing the shares for each individually.

14.	We note your disclosure that the table assumes that the underwriters do not exercise their over-allotment option and that your initial shareholders will forfeit 937,500 shares. To the extent your initial shareholders will not forfeit the 937,500 share prior to the offering, please revise your disclosure to also indicate the number of shares beneficially owned by the individuals in the table and the percentages of outstanding common stock in the table prior to the offering to include the shares subject to forfeiture.

Compensation Committee Interlocks and Insider Participation, page 99

15.	We note your disclosure that "[n]one of [y]our executive officers currently serves, or in the past year has served, as a member of the board of directors . . . of any entity that has one or more executive officers serving on [y]our board of directors." However, we also note your disclosure regarding the business experiences of your directors, director nominees and executive officers starting on page 94, which indicates that Mr. Sloan, your chairman and chief executive officer, served as the chairman and chief executive officer of Global Eagle Acquisition Corporation within the past year. Please refer to the instruction to Item 407(e)(4) of Regulation S-K. Please revise your disclosure as appropriate or advise.

Securities Eligible for Future Sale, page119

16.   We note you state that there will be 13,500,000 shares and 13,500,000 private placement warrants that will be restricted. It appears that there are 7,187,500 shares that are currently outstanding that would be restricted. Please advise or revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3629 or Kevin Woody at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie Gorman

Stacie Gorman
Attorney-Advisor

cc: Joel L. Rubinstein, Esq. (Via E-mail)